 EXHIBIT 99.01

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results
for the Fourth Quarter and Full Year of 2016

TAIPEI, Taiwan, January 25, 2017 — Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the fourth quarter and full year of 2016. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

Fourth Quarter 2016 Financial Highlights

1.	Total revenue decreased by 6.2% to NT$58.35 billion

2.	Mobile communications revenue decreased by 8.7% to NT$28.39 billion

**	Mobile value-added services (VAS) revenue increased by 3.4% to NT$10.47 billion, with mobile Internet revenue, the largest contributor to VAS revenue, increasing by 4.8%

**	Mobile voice revenue decreased by 12.3% to NT$8.90 billion

**	Smart device sales revenue decreased by 17.6% to NT$8.72 billion

3.	Internet revenue increased by 9.4% to NT$7.61 billion

4.	Domestic fixed communications revenue decreased by 8.1% to NT$17.76 billion

5.	International fixed communications revenue decreased by 8.8% to NT$3.45 billion

6.	Total operating costs and expenses decreased by 5.7% to NT$47.98 billion

7.	Net income attributable to stockholders of the parent decreased by 18.3% to NT$7.72 billion

8.	Basic earnings per share (EPS) was NT$1.00

Full Year 2016 Financial Highlights

1.	Total revenue decreased by 0.8% to NT$230.01 billion

2.	Mobile communications revenue decreased by 3.5% to NT$110.82 billion

**	Mobile VAS revenue increased by 4.8% to NT$41.50 billion

**	Mobile voice revenue decreased by 9.7% to NT$37.3 billion

**	Smart device sales revenue decreased by 7.0% to NT$30.85 billion

3.	Internet revenue increased by 6.5% to NT$28.10 billion

**	Application VAS revenue increased by 25.9% to NT$5.01 billion

4.	Domestic fixed communications revenue increased by 0.3% to NT$72.78 billion

5.	International fixed communications revenue decreased by 2.9% to NT$14.43 billion

6.	Total operating costs and expenses increased by 0.1% to NT$181.46 billion

7.	Net income attributable to stockholders of the parent decreased by 6.5% to NT$40.03 billion

8.	Basic EPS was NT$5.16

Mr. Yu Cheng, Chairman and CEO of Chunghwa Telecom, stated, “We continued to see stable financial and operating performance in the fourth quarter and full year of 2016. In our mobile business, we defended our market leading position with 10.8 million mobile subscribers as of the end of 2016, or 37.3% market share, despite the fierce competition in this arena. We managed to maintain the lowest customer churn rate, primarily attributable to our entire team’s streamlined marketing efforts. Furthermore, our ICT business witnessed strong growth momentum with a 42% year-over-year increase in revenue for information security and cloud service as well as a 43% increase in IoT service revenue for the full year 2016.”

Mr. Cheng continued, “Looking ahead, we expect total revenues for the full year of 2017 to increase to NT$231.16 billion, mainly driven by growth in mobile value-added services, smart device sales and our enterprise ICT business. As the intense competition in the industry is expected to continue, we will further streamline our marketing activities, strengthen diversified digital convergence services, as well as develop new opportunities in innovative business lines, including ICT, IoT and MOD/OTT. We believe we are on the right track to fortify our market leading position and drive further growth and value to our stakeholders.”

Revenue
Chunghwa Telecom’s total revenues for the fourth quarter of 2016 decreased by 6.2% to NT$58.35 billion, which was comprised of 48.7% mobile, 13.0% internet, 30.4% domestic fixed, 5.9% international fixed, and 2.0% from other businesses.

Mobile communications revenue for the fourth quarter of 2016 decreased by 8.7% to NT$28.39 billion. This was mainly due to the decrease in smart device sales and mobile voice revenue, but partially offset by the continued growth of mobile VAS revenue. The decline of mobile voice revenue was mainly owing to increased market competition and VoIP substitution.

Internet business revenue for the fourth quarter of 2016 increased by 9.4% year over year to NT$7.61 billion. The increase was primarily attributable to higher application VAS revenue.

Domestic fixed revenue for the fourth quarter of 2016 decreased by 8.1% year over year to NT$17.76 billion, primarily reflected by the decrease of local and ICT project revenue. Local and DLD service revenue decreased by 5.9% and 6.9%, respectively, mainly due to increased mobile and VoIP substitution. Broadband access revenue decreased by 2.6% to NT$4.75 billion as a result of intense market competition.

International fixed revenue decreased by 8.8% to NT$3.45 billion, mainly due to the decline of international long distance revenue, which resulted from increased market competition.

Total revenue for the full year of 2016 decreased by 0.8% year over year to NT$230.01 billion, which was comprised of 48.2% mobile, 12.2% Internet, 31.6% domestic fixed, 6.3% international fixed, and 1.7% other.

Operating Costs and Expenses

Total operating costs and expenses for the fourth quarter of 2016 decreased by 5.7% year over year to NT$47.98 billion.

Total operating costs and expenses for 2016 increased by 0.1% year over year to NT$181.46 billion, which was mainly driven by the increase in ICT project costs and marketing expenses, but partially offset by the decreased costs of goods sold and interconnection expenses.

Operating Income and Net Income

Income from operations for the fourth quarter of 2016 decreased by 12.7% to NT$9.90 billion. The operating margin was 17.0%, compared to 18.2% in the same period of 2015. Net income attributable to stockholders of the parent decreased by 18.3% to NT$7.72 billion. Basic earnings per share was NT$1.00.

Income from operations for 2016 decreased by 4.6% to NT$48.05 billion. The operation margin was 20.9%, compared to 21.7% for 2015. Net income attributable to stockholders of the parent decreased by 6.5% to NT$40.03 billion. Basic earnings per share was NT$5.16.

Cash Flow and EBITDA
Cash flow from operating activities for the fourth quarter of 2016 increased by 15.7% to NT$33.55 billion. As of December 31st, 2016, the Company had cash and cash equivalents of NT$32.09 billion, representing a 6.0% year-over-year increase.

EBITDA for the fourth quarter of 2016 decreased by 7.9% to NT$18.04 billion, and EBITDA margin was 30.9%, compared to 31.5% in the same period of 2015. EBITDA for 2016 decreased by 3.9% to NT$80.53 billion, and EBITDA margin was 35.0%, compared to 36.2% for 2015.

Capital Expenditure (“Capex”)

Total Capex for the fourth quarter of 2016 increased by 16.2% to NT$11.17 billion, which was comprised of 45.1% domestic fixed communications, 38.8% mobile communications, 6.9% internet, 5.7% international fixed communications, and 3.5% from others.

Business and Operational Highlights
Broadband/HiNet

1.	The Company continued to execute its strategy of encouraging FTTx migration. As of December 31st, 2016, the number of FTTx subscribers reached 3.48 million, accounting for 77.8% of the Company’s total broadband users. Moreover, the number of subscribers signing up for speeds of 100Mbps or higher increased by 11.1% to over 1.17 million.

2.	HiNet broadband subscribers decreased by 0.3% year over year, totaling 3.76 million as of December 31st, 2016.

Mobile

1.	As of December 31st, 2016, Chunghwa had 10.79 million mobile subscribers, representing a 3.5% year-over-year decrease. However, the Company’s mobile Internet subscribers increased by 14.8% year over year to 6.85 million.

2.	As of December 31st, 2016, the company accumulated 6.71 million 4G subscribers.

Fixed-line

The Company maintained its leading position in the fixed-line market, with a total of 10.94 million subscribers as of December 31st, 2016.

2017 Guidance

For 2017, the Company expects total revenue to increase by NT$1.15 billion, or 0.5%, to NT$231.16 billion as compared to the un-audited consolidated revenue of 2016. Operating costs and expenses are expected to increase by NT$5.00 billion, or 2.8%, to NT$186.46 billion as compared to the prior year.  Income from operations is expected to decrease by NT$ 3.40 billion, or 7.1%, year over year. Non-operating income is expected to decrease by NT$0.25 billion year over year. Income before income tax and net income attributable to stockholders of the parent are expected to be NT$45.69 billion and NT$36.89 billion, respectively. Basic earnings per share is expected to decrease by NT$0.41 to NT$4.75, as compared to the prior year. CAPEX including the deferred projects from 2016 is expected to increase by NT$6.80 billion to NT$30.28 billion as compared to the prior year.

	2017	2016
(NT$ billion except EPS)	( F )	(un-audited)	change	YoY(%)

Revenue	231.16	230.01	1.15	0.5%

Operating Costs and Expenses	186.46	181.46	5.00	2.8%

Other Income and Expense	(0.04)	(0.49)	0.45	91.2%

Income from Operations	44.66	48.06	(3.40)	-7.1%

Non-operating Income	1.03	1.28	(0.25)	-19.8%

Income before Income Tax	45.69	49.34	(3.65)	-7.4%

Net Income Attributable to Stockholders of The Parent	36.89	40.03	(3.14)	-7.8%

EPS(NT$)	4.75	5.16	(0.41)	-7.8%

EBITDA	77.91	80.53	(2.62)	-3.3%

EBITDA Margin	33.7%	35.0%

Acquisition of Material Assets	30.28	23.53	6.75	28.7%

Acquisition of Property, Plant and Equipment	30.28	23.48	6.80	29.0%

Others	0	0.05	(0.05)	-100.0%

Disposal of Material Assets	0.05	0.27	(0.22)	-80.3%

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/ir/stockit-earningsit.html.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a “non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on the Company’s operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

**	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;

**	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;

**	these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

**	these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers and is expanding its cloud computing services. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit the Company’s website at http://www.cht.com.tw.

Contact: Phone: Email:	Fu-fu Shen +886 2 2344 5488 chtir@cht.com.tw